Exhibit 99.1

ADVANTAGE OIL & GAS LTD.
NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON

MAY 26, 2010

TO:  THE SHAREHOLDERS OF ADVANTAGE OIL & GAS LTD.

Notice is hereby given that an Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Shares") of Advantage Oil & Gas Ltd. (the "Corporation") will be held at the Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta on May 26, 2010 at 10:00 a.m. (Calgary time), for the following purposes:

1.	to receive and consider the consolidated financial statements of the Corporation for the year ended December 31, 2009 and the auditors' report thereon;

2.	to fix the number of directors of the Corporation at nine (9) directors;

3.	to elect the directors of the Corporation;

4.	to pass an ordinary resolution approving certain proposed amendments to the restricted share performance incentive plan of the Corporation as described in the accompanying Information Circular;

5.	to appoint the auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

6.	to transact such further and other business as may properly come before the meeting or adjournment or adjournments hereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 21, 2010 (the "Record Date").  Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons named in the enclosed form of proxy are officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting.  To exercise such right, the names of the nominees of Management of the Corporation should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required for delivery by the Shareholder should be delivered by facsimile to Computershare Trust Company of Canada as registrar and transfer agent of the Corporation at (403) 1-866-249-7775.

DATED at Calgary, Alberta this 21st day of April, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANTAGE OIL & GAS LTD.

(signed) "Andy J. Mah"
Andy J. Mah
Chief Executive Officer and a Director

ADVANTAGE OIL & GAS LTD.

Management Information Circular
for the Annual General and Special Meeting of Shareholders
to be held on May 26, 2010

SOLICITATION OF PROXIES

This Management Information Circular is furnished by the officers and directors ("Management") of Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage" or "AOG") in connection with the solicitation of proxies by the Corporation for use at the Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares" or the "Common Shares") to be held on the 26th day of May, 2010 at the Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) and at any adjournment(s) thereof, for the purposes set forth in the Notice of Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, each of which entitles the holders thereof to vote at meetings of Shareholders.  Each Common Share outstanding on the record date is entitled to one vote.

Forms of Proxy must be received by the Corporate Secretary of the Corporation c/o Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours before the time set for the holding of the Meeting or any adjournment(s) thereof.  The board of directors (the "Board") of the Corporation has fixed the record date for the Meeting at the close of business on April 21, 2010 (the "Record Date").  Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, even if the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at April 21, 2010.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated in the Form of Proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Shareholders and on the Shareholder's behalf at the Meeting.  To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Management of the Corporation.  The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Form of Proxy to the beneficial owners of such Shares.  The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by the Form of Proxy enclosed with this Notice of Meeting and this Information Circular will be voted in accordance with the instructions of the Shareholder, but if no specification is made, the Shares will be voted in favour of the matters set forth in the proxy.  If any amendments or variations are proposed at the Meeting or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.  At the date of this Information Circular, Management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public Shareholders of the Corporation, as a substantial number of the public Shareholders of the Corporation do not hold Shares in their own name.  Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting.  If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation.  Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients.  The Corporation does not know and cannot determine for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders.  However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of Proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Shares held by the Beneficial Shareholder or the Beneficial Shareholder can complete an on-line voting form to vote their Shares.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares.  As at April 21, 2010, an aggregate of 163,284,729 Common Shares were issued and outstanding.  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share of which such Shareholder is the registered holder.

The Board of the Corporation has fixed the Record Date for the Meeting at the close of business on April 21, 2010.

When any Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the registrar and transfer agent shall be entitled to such vote.

To the best of the knowledge of the directors and executive officers of the Corporation, as at April 21, 2010, there is no person or corporation that beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of persons present not being less than two (2) in number and holding or representing not less than five per cent (5%) of the Shares entitled to be voted at the Meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, Shareholders will receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2009 and the Auditors’ Report on such statements.

Fixing the Number of Directors

At the Meeting, it is proposed that the number of directors of the Corporation to be elected at the Meeting be set at nine (9), as may be adjusted between Shareholders' meetings by way of resolution of the Board.  Accordingly, unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of fixing the number of directors of the Corporation to be elected at the Meeting at nine (9).

Election of Directors

At the Meeting, Shareholders will be asked to elect the proposed directors set forth below to hold office until the next annual meeting or until their successors are elected or appointed.  There are presently nine (9) directors of the Corporation.

It is the intention of the Management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed.  Management does not contemplate that any of such nominees will be unable to serve as a director.  However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the Management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless a shareholder has specified in their proxy that their Common Shares are to be withheld from voting on the election of directors.

The names, provinces and countries of residence of the persons nominated for election as directors of the Corporation, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at April 21, 2010, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(7)	Offices Held and Time as Director(4)	Principal Occupation
Stephen E. Balog(1)(3) Alberta, Canada	10,751	Director since August 16, 2007	President, West Butte Management Inc., a private oil and gas consulting company. Prior thereto, President & Chief Operating Officer and a Director of Tasman Exploration Ltd. from 2001 to June, 2007.
Kelly I. Drader Alberta, Canada	764,159 (0.5%)	President and Chief Financial Officer and Director since May 24, 2001
President and Chief Financial Officer of Advantage since January, 2009.  Chief Executive Officer of Advantage from May, 2001 to January, 2009.  President of AIM from March 2001 to June 2006.  Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.

Paul G. Haggis(1) Alberta, Canada	6,481	Director since November 7, 2008
Mr. Haggis' was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. Mr. Haggis has extensive financial markets and public board experience and currently serves on the Board of Directors of Canadian Tire Bank and as a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia. He is also Chair of the Audit Committee of C.A. Bancorp and Prime Restaurants Inc.  He is in addition a member of the Board of UBC Investment Management Inc. and a Chairman of Alberta Enterprise Corp.

John A. Howard(2)(3)(6) Alberta, Canada	22,433	Director since June 23, 2006	President of Lunar Enterprises Corp., a private holding company.

Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(7)	Offices Held and Time as Director(4)	Principal Occupation
Andy J. Mah Alberta, Canada	192,708 (0.1%)	Chief Executive Officer and Director since June 23, 2006
Chief Executive Officer of Advantage since January, 2009.  President and Chief Operating Officer of Advantage from June, 2006 to January, 2009.  Prior thereto, President of Ketch Resources Ltd. since October 2005. Chief Operating Officer of Ketch Resources Ltd. from January 2005 to September 2005.  Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1996 to January 2005.

Ronald A. McIntosh(1)(3) Alberta, Canada	42,298	Director since September 25, 1998(5)
Chairman of North American Energy Partners Inc., a publicly traded corporation since May 2004. He was President and CEO of Navigo Energy from 2002 till 2004. Prior to that he has held leadership roles including Senior Vice President and COO at Gulf Canada Resources, Vice President, Exploration and Intentional at Petro Canada, Executive Vice President and COO of Amerada Hess Canada and Senior Vice President of AEC Oil and Gas.

Sheila H. O'Brien(2)(3) Alberta, Canada	9,323	Director since March 21, 2007
From April 2004, President of Belvedere Investments and Corporate Director; from July 1998 to April 2004, Senior Vice President, Human Resources, Public Affairs, Investor and Government Relations with Nova Chemicals Corporation.  Among her other accomplishments, Ms. O'Brien was designated as Member, Order of Canada in 1999.

Carol D. Pennycook(1)(2) Ontario, Canada	9,481	Director since May 26, 2004	Partner at the Toronto office of Davies Ward Phillips & Vineberg, LLP, a national law firm.
Steven Sharpe Ontario, Canada	11,629	Non-Executive Chair and Director since May 24, 2001
Managing Director, The EmBeSa Corporation and Chairman of Prime Restaurants Inc. From July, 2009 to April, 2010 Chief Executive Officer of Prime Restaurants Royalty Income Fund. Until July, 2009, Senior Advisor to Blair Franklin Capital Partners, Inc., a Toronto-based investment bank which he co-founded in May, 2003. Prior to that, Mr. Sharpe was Managing Partner of Blair Franklin, from its inception. Before then, he was Managing Director of The EBS Corporation, a management and strategic consulting firm. Prior to EBS, Mr. Sharpe was Executive Vice President of The Kroll-O'Gara Company, New York.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources, Compensation and Corporate Governance Committee.
(3)	Member of the Reserve Evaluation Committee.
(4)	Advantage does not have an executive committee of the Board.
(5)
The period of time served as a director of Advantage includes the period of time served, where applicable, as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd.  Each of the directors were appointed directors of post reorganization Search on May 24, 2001.

(6)
Mr. Howard was the President, Chief Executive Officer and Director of Sunoma Energy Corp.  Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for court protection.

(7)	Percentage of Shares beneficially owned or controlled is based on the number of Shares in the Corporation issued and outstanding as at April 21, 2010, being an aggregate of 163,284,729 Shares.
(8)	The directors of Advantage hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed in accordance with the Business Corporations Act (Alberta).

As at April 21, 2010, the directors and executive officers of the Corporation, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of 1,864,743 Shares, being approximately 1.1% of the outstanding Shares.

The information as to Shares beneficially owned or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees as at April 21, 2010.

Cease Trade Orders or Bankruptcies

Except as set forth above, no proposed director of the Corporation is or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that:

(a)
while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)
was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, after the director ceased to be a director, chief executive officer or chief financial officer of the issuer and which resulted from an event that occurred while that person was acting in such capacity; or

(c)
was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or

(d)
was a director or executive officer of a corporation (including the Corporation) that while that person acting in that capacity or within a year of the person ceasing to act as a director or executive officer of the corporation became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director or any personal holding companies of a proposed director of the Corporation have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Amendments to Restricted Share Performance Incentive Plan

Effective July 9, 2009, Shareholders approved a Restricted Share Performance Incentive Plan ("RSPIP") for the Corporation, which authorizes the Board to grant restricted shares ("Restricted Shares") to persons who are employees, officers, directors or consultants of AOG or any of its affiliates ("Service Providers").

Under the terms of the RSPIP, any Service Provider may be granted Restricted Shares ("Restricted Share Award").  Each Restricted Share will entitle the holder to be issued the number of Shares designated in the Restricted Share Award and such Shares will vest and be issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board.  Generally, except in certain circumstances, grants of Restricted Shares will take place on a quarterly basis on or about April 15, July 15, October 15 and January 15 of each year. In connection with its review of long-term incentive plans and the RSPIP, the Human Resources, Compensation and Corporate Governance Committee of the Corporation retained Hugessen Consulting Inc. ("Hugessen") to assist the committee in its deliberations.

A description of the terms and conditions of the RSPIP is included below under the heading "Executive Compensation - Compensation Discussion and Analysis - Share-based Awards - Advantage RSPIP".

At the Meeting, Shareholders will be asked to approve certain amendments to the RSPIP that are intended to, among other things, improve the alignment between the interests of Service Providers and Shareholders.

Specifically, the Corporation is proposing certain amendments (the "Proposed Amendments") to the RSPIP, which include, but are not limited to:

1.
amending the RSPIP to revise the definition of "change of control" to include the sale or disposition by the Corporation of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders of the Corporation exchange their Common Shares for the securities of one or more other entities, whether affiliated with the Corporation or not. This amendment will also remove the "Change of Business Structure" definition and concept throughout the RSPIP. This amendment will better align a holder of Restricted Shares' (a "Grantee") interests with Shareholders in respect of potential value adding transactions involving deal structures including a significant sale or spin out of Advantage's Glacier assets;

2.
revising the defined term "Common Share Market Price" at the beginning of a Return Period (as defined in the RSPIP) to be equal to the lesser of: (i) the Common Share Market Price at the end of the immediately prior Return Period; and (ii) the Common Share Market Price at the beginning of the immediately prior Return Period multiplied by 132.5%. Previously the Common Share Market Price could be valued as stated above; however, such valuation was only applicable in a Return Period where a change of control occurs. The amendment will ensure that Grantees will receive the full benefit of the Restricted Share Award if the market price of the Shares appreciates by more than 32.5% per year over a long period of consecutive years;

3.
revising the defined term "market capitalization" to be an amount equal to the weighted average number of Common Shares outstanding for the Return Period times the Common Share Market Price at the end of the immediately preceding Return Period. Provided, however, that except in the case of a change of control (as defined in the RSPIP), the Board shall have discretion, where considered appropriate, to exclude from the calculation of the number of Common Shares outstanding from time to time, any or all Common Shares issued after July 1, 2010 on an equity financing, corporate or asset acquisition or any other treasury issuance of Common Shares in a particular return period. This amendment gives the Board discretion in certain circumstances to exclude Shares issued during a particular Return Period from the calculation of "market capitalization". A lower "market capitalization" will generally result in a lower number of Restricted Shares being issued;

4.
adjusting the peer group to be the S&P/TSX Capped Energy Index or a select group of public Canadian oil and gas issuers which shall be determined from time to time by the Board. Currently, the peer group is determined from time to time by the Board. By including the S&P/TSX Capped Energy Index in the RSPIP it will provide Advantage with a consistent, clearly identified peer group;

5.
including the concept of a "Retiring Service Provider", which will allow a Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation to receive Restricted Shares that will vest over a two year period, unless otherwise determined by the Board in accordance with the existing provisions of the RSPIP that the Restricted Shares may be subject to accelerated vesting;

6.
revising the Service Provider Participation Percentage to equal 2.25% on a quarterly basis. The Service Provider Participation Percentage currently varies depending on the salaries and market capitalization of Advantage and this amendment will provide a fixed percentage similar to a stock option plan and will provide alignment between the interests of Grantees and Shareholders; and

7.	making certain other amendments of a "housekeeping" nature.

On April 9, 2010, the Board of Directors of AOG unanimously approved, subject to regulatory and Shareholder approval, the Proposed Amendments, and at the Meeting Shareholders will be asked to ratify and approve the amendments to the RSPIP.

Subject to the Proposed Amendments, the RSPIP will continue to have the features described under the heading "Executive Compensation - Compensation Discussion and Analysis - Share-based Awards - Advantage RSPIP " in this Information Circular.

The Proposed Amendments described above are qualified in their entirety by the amended RSPIP, a copy of which is attached hereto as Schedule "B".

At the Meeting, the following ordinary resolution will be presented:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation that:

1.
the RSPIP of the Corporation shall be amended as described under the heading "Amendments to Restricted Share Performance Incentive Plan" in this Information Circular and as reflected in the blacklined RSPIP attached to this Information Circular as Schedule "C";

2.	the RSPIP, in the form attached as Schedule "B" to this Information Circular, which includes the Proposed Amendments as described above, is hereby ratified, confirmed and approved;

3.
any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions; and

4.
notwithstanding that this resolution has been duly passed by the Shareholders of the Corporation, the Proposed Amendments to the RSPIP is conditional upon receipt of final approval from the Toronto Stock Exchange and the directors of AOG are hereby authorized and empowered to revoke this resolution, without any further approval of the Shareholders, at any time if such revocation is considered necessary or desirable by the directors."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

Unless otherwise directed, each of the persons named in the enclosed form of proxy, if named as a proxy, intends to vote for approval of the foregoing resolution ratifying and approving the Proposed Amendments.

Appointment of Auditors

Shareholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. PricewaterhouseCoopers LLP were the auditors of Advantage Energy Income Fund (the "Trust") from September 18, 2007 until its dissolution on July 9, 2009. PricewaterhouseCoopers LLP have been the auditors of the Corporation since September 18, 2007.

Certain information regarding the Corporation's Audit Committee, including the fees paid to the auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended December 31, 2009, an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com and the Corporation's website at www.advantageog.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2009 applicable to AOG's Chief Executive Officer ("CEO"), President and Chief Financial Officer ("CFO") and the three (3) other most highly compensated executive officers of AOG who were serving as executive officers at December 31, 2009 and whose total salary and bonus exceeds $150,000 (collectively referred to as the "Named Executive Officers").

This Compensation Discussion and Analysis is intended to discuss AOG's objectives to executive compensation, the roles and responsibilities of AOG's Human Resources, Compensation and Corporate Governance Committee (the "Compensation Committee") in determining and approving executive compensation, AOG's philosophy and process for executive compensation, and the elements of compensation.

The Arrangement

Prior to completion of a plan of arrangement (the "Arrangement") between Advantage, the Trust and certain other entities, which closed on July 9, 2009, the Corporation was a subsidiary and the administrator of the Trust and all of the employees of the Trust were employed by AOG.  Pursuant to the Arrangement, the Corporation acquired all of the assets and assumed all of the liabilities of the Trust upon its dissolution in connection with the Arrangement and the Corporation became a reporting issuer in each of the provinces of Canada.  The former holders of trust units (the "Trust Units") of the Trust became the Shareholders of the Corporation.

In accordance with Canadian GAAP, the Arrangement was accounted for on a continuity of interest basis because there was no change of beneficial ownership, and accordingly the historical financial position, results of operations and cash flows of the Corporation include those of the Trust and its subsidiaries. As a result of the Arrangement, the Corporation carries on the business previously carried on by AOG and the Trust.

Following the completion of the Arrangement, Advantage adopted the Trust's overall compensation philosophy.  The Compensation Committee monitored the compensation practices of the Trust for the year ended December 31, 2008 and from January 1, 2009 to July 9, 2009 to ensure that their compensation practice facilitated the attraction and retention of a strong team of executives and employees.

Unless the context otherwise requires, all references to compensation paid in 2009 refers to compensation paid to the directors and officers of the Corporation in their capacities as directors and officers of Advantage from July 9, 2009 and in their capacities as directors and officers of Advantage, as administrator of the Trust, from January 1, 2009 to July 9, 2009, as the Corporation is the successor entity to the Trust.

Compensation Objectives and Principles

The overall philosophy of Advantage's compensation program is to attract and retain high quality and experienced executives and employees.  Advantage believes that compensation should be fair and equitable compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage's executive compensation program for the financial year ended December 31, 2009 were as follows:

(a)	to attract, motivate and retain the management talent needed to achieve Advantage's business objectives and create long-term value for Shareholders;

(b)	provide compensation which is competitive in the market place;

(c)	to motivate performance of Named Executive Officers and to attempt to align the Named Executives' interests with those of the Shareholders; and

(d)	to reward leadership and performance in the achievement of business objectives.

The Compensation Committee took into account compensation practices of other companies operating in the same geographic locations and similar industries to the Trust and the Corporation, the Trust's and the Corporation's financial performance in comparison to its peers and its budgeted operations and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Committee

The Compensation Committee is comprised of Carol D. Pennycook (Chair), John A. Howard and Sheila O'Brien, and is charged with, among other things, a periodic review and recommendation of compensation of the Named Executive Officers of AOG.  All members of AOG's Compensation Committee are independent, in accordance with applicable securities legislation.

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2009 to ensure that such compensation attracted and retained a strong management team and recommended to the Board of Directors for approval the compensation of such Named Executive Officers. The Compensation Committee, when making salary determinations, takes into consideration individual salaries paid to executives of other issuers within the oil and gas industry with between 10,000 and 100,000 barrels of oil equivalent production per day as published by independent consultants who regularly review compensation practices in Canada, industry reports and surveys and by review of peer companies.  The peer organizations determined in this analysis and benchmarked against operate in similar business environments to Advantage.  They also have executive management positions similar to those within Advantage that reflect the scope of responsibilities required at the executive level.

Prior to the Arrangement, the following companies were used by the Trust as the peer group in determining executive compensation pursuant to the Restricted Unit Incentive Plan of the Trust (the "RU Plan"):

ARC Energy Trust	Penn West Energy Trust
Bonavista Energy Trust	Peyto Energy Trust
Daylight Resources Trust	Trilogy Energy Trust
Enerplus Resources Fund	True Energy Trust
Pengrowth Energy Trust	Zargon Energy Trust

Subsequent to the Arrangement, the following companies were used by the Corporation as the peer group in determining 2009 executive compensation pursuant to the RSPIP:

Birchcliff Energy Ltd.	Iteration Energy Ltd.
Celtic Exploration Ltd.	NuVista Energy Ltd.
Crew Energy Inc.	Paramount Resources Ltd.
Fairborne Energy Ltd.	Storm Exploration Inc.
Galleon Energy Inc.	Vero Energy Inc.

The Compensation Committee reviews the evaluation and compensation data and consults with the CEO and CFO before making a determination to recommend approval of or changes to compensation to the full Board of Directors.

Components of Compensation

Total compensation for Named Executive Officers in 2009 consisted of base salary, bonuses, Restricted Units (prior to completion of the Arrangement), Restricted Shares (following completion of the Arrangement), contributions to the employee share purchase plan (the "Purchase Plan") of AOG and certain perquisites and benefits. For the Named Executive Officers, base salary represented 16% of total compensation, bonuses represented 17% of total compensation, Restricted Units/Restricted Shares represented 65% of total compensation and certain perquisites and benefits (including Purchase Plan contributions) represented 2% of total compensation. This compensation package is designed to reward performance based on the achievement of performance goals and objectives and to be competitive with comparable companies in the market in which Advantage competes for talent.

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation.  Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily reward individual performance and equity incentive rewards (Restricted Units/Restricted Shares) encourage the Named Executive Officers to continue to deliver favourable results over a longer period of time and serve as an employment retention mechanism.

In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in such Named Executive Officer's specific role.  The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Corporation. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer's potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Salary

Named Executive Officers' salaries are reviewed annually and are established taking into consideration individual salaries as compared to those paid to executives of other companies within the oil and gas industry.  Base salaries are designed to provide income certainty and to attract and retain executive management.  The CEO's salary level was within the median range for oil and gas issuers similar to Advantage.  The process undertaken by the Compensation Committee to determine the CEO's salary requires that the CEO receive an industry competitive salary, as approved by the Board of Directors.

Bonus Plan

The Board of Directors has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee, which, after review and consideration of submissions in that regard by the CEO and President, makes a recommendation to the Board of Directors for approval.  Bonuses paid to the Named Executive Officers for the year ended December 31, 2009, totalled $1,685,000. The payment of annual bonuses is designed to reward exceptional performance of the Named Executive Officers based on internal operating and financial performance as compared to annual quantitative and qualitative targets.

Long Term Compensation - Restricted Units/Restricted Shares

The long-term incentive program of the Trust was comprised of Restricted Units granted by the Board of Directors to the Named Executive Officers and other employees.

Pursuant to the Arrangement, all outstanding Restricted Units were converted to Restricted Shares under AOG's RSPIP such that the holders of Restricted Units will have the right to receive, upon vesting, Common Shares instead of Trust Units.  In connection with the Arrangement and the adoption of the RSPIP, the RU Plan was terminated and no further grants of Restricted Units were made under the RU Plan.

Restricted Shares are viewed as an important aspect of total compensation for Named Executive Officers, serving to align the interests of Named Executive Officers with those of the Shareholders and are a key factor in retaining and motivating Named Executive Officers.

The principal purposes of the RSPIP are: to retain and attract qualified directors, officers, employees and consultants that AOG and its affiliates require; to promote a proprietary interest in AOG by such directors, officers, employees and consultants and to encourage such persons to remain in the employ of AOG and its affiliates and put forth maximum efforts for the success of the business of AOG; and to focus officers, employees, directors and consultants of AOG and its affiliates on operating and financial performance and Shareholder returns. See "Share-based Awards - Advantage RSPIP" below.

Other Compensation

Employee Share Purchase Plan

Advantage provides a Purchase Plan pursuant to which all full-time employees, including executive management, of AOG may contribute for investment under the Purchase Plan, an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (based upon 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments.  Advantage will then match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Common Shares on behalf of the employees through open market purchases at the current market price on the TSX.  The Purchase Plan was implemented by the Trust in 2008 and for the year ended December 31, 2009, $152,189 was contributed by Advantage to match the contributions of the Named Executive Officers.  Advantage's Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage.

Perquisites and Benefits

In order to attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to Named Executive Officers. The elements described below are reviewed periodically to ensure an appropriate benefit level is maintained.

Executive officers are eligible for benefits paid by AOG, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and paid parking.

Option-Based Awards

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

Advantage did not grant any option-based awards during 2009 and there are currently no option-based awards outstanding.

Share-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.  The RSPIP grants share-based awards to Advantage Service Providers. For the year ended December 31, 2009, Advantage granted share-based awards to certain executive officers and directors of AOG. A summary of the RSPIP is described below.

Advantage RSPIP

The summary of the RSPIP below is prior to the Proposed Amendments. See "Matters to be Acted Upon at the Meeting - Amendments to Restricted Share Performance Incentive Plan".

Hugessen was retained by the Board in May, 2009 to assist the Board in its review and consideration of the draft RSPIP and to provide information and advice with respect to the competitiveness of the RSPIP. Following review by management of AOG, the Compensation Committee, the Board and information and advice received from Hugessen, the Board approved the RSPIP on June 3, 2009.  The Board's approval of the RSPIP reflects factors and considerations in addition to the information and advice provided by Hugessen. Shareholders approved the RSPIP on July 9, 2009.

Under the terms of the RSPIP, any Service Provider may be granted Restricted Shares.  Each Restricted Share will entitle the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Common Shares will vest and be issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board.  Generally, except in certain circumstances, grants of Restricted Shares will take place on a quarterly basis on or about April 15, July 15, October 15 and January 15 of each year.

A holder of Restricted Shares may elect, subject to the consent of AOG, that AOG pay an amount in cash equal to the aggregate current market value of the Common Shares to which the Grantee (as defined above) is entitled under his or her Restricted Shares Award in lieu of the issue of Common Shares under such Restricted Share Award.  Absent exceptional circumstances, it is anticipated that AOG will only consent to a cash payment (in lieu of Common Shares) where the 5% Cap (as defined below) has been reached.  The amount payable (as adjusted in accordance with the RSPIP) to the Grantee is based on the closing price of the Common Shares on the TSX and the NYSE, or such other stock exchange on which the Common Shares are then listed and posted for trading from time to time ("Exchanges"), on the trading day immediately preceding the issue date of the Common Shares.  If AOG and the Grantee so agree, all or a portion of this amount may be satisfied in whole or in part by Common Shares acquired by AOG on the Exchanges or from AOG, as an issuance of treasury Common Shares, or a combination thereof provided that the total number of Common Shares that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Common Shares as at the beginning of the period.

In the event of a change in control of AOG, as defined in the RSPIP, the vesting provisions attaching to the Restricted Shares are accelerated and all unexercised Restricted Shares will be issued immediately prior to the date upon which the change of control is completed.

In recognition of the operational success achieved by the Trust and to enhance retention of Service Providers, the Board made a transitional award (the "Transitional Award") of Restricted Shares to Service Providers in the amount of $8.4 million on September 2, 2009 (the "Transitional Award Grant Date"). Any Restricted Shares awarded pursuant to the Transitional Award vested as to 25% on the Transitional Award Grant Date and a further 25% on each of the first, second and third anniversaries of the Transitional Award Grant Date, as applicable.  As a result of the Transitional Award, the Board determined that, despite the "Change of Business Structure" (as a result of the Arrangement) of the Trust as defined under the Trust's RU Plan, no further awards of Restricted Units would be made under the RU Plan.

Pursuant to the RSPIP, unless otherwise determined by the AOG Board taking into account appropriate factors or unless otherwise provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares or any written employment agreement governing a Grantee's role as a Service Provider, if a Grantee ceases to be a Service Provider as a result of: termination for cause, effective as of the date notice is given of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee, shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee; being terminated other than a termination for cause, all Common Shares awarded to such Grantee under any outstanding Restricted Shares shall be issued on the cessation date; voluntary resignation (including retirement), all outstanding share award agreements under which Restricted Shares have been made to such Grantee shall be terminated, and all rights to receive Common Shares thereunder shall be forfeited; death, all Common Shares awarded to such Grantee under any outstanding share award agreements shall be issued as of the Grantee's date of death.

Except in the case of death, the right to receive Common Shares pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally.  Except as otherwise provided in the RSPIP, no assignment, sale, transfer, pledge or charge of Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

The RSPIP provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to Restricted Shares shall not exceed a number of Common Shares equal to 5% of the issued and outstanding Common Shares from time to time.  No single AOG Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis (the "5% Cap").  In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of AOG, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of AOG, shall not exceed 10% of the issued and outstanding Common Shares.  The number of Common Shares issuable pursuant to the RSPIP to all directors of AOG who are not officers or employees of AOG or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

Subject to the 5% Cap and a circumstance where there is a Change of Control (as defined in the RSPIP), the RSPIP is also restricted by quarterly maximum grants equal to the lesser of (i) the RS Pool calculated based on the immediately prior Return Period (as defined in the RSPIP) or (ii) 50% of the Base Salaries (as defined in the RSPIP) of all Service Providers participating in the RSPIP, in each case divided by the Common Share Market Price (as defined in the RSPIP) at March 31, June 30, September 30 and December 31, as applicable, of the applicable Return Period.  The "RS Pool" is defined in the RSPIP as the Market Capitalization (as defined in the RSPIP) for the Return Period multiplied by the Participation Factor (defined in the RSPIP).  Accordingly, the size of the available RS Pool for Restricted Shares in a given Return Period will be a function of the total investment return provided to AOG Shareholders, the total Base Salaries (as defined in the RSPIP) of all Service Providers participating in the RSPIP and AOG's relative performance against its peer group (as selected by the Board).

Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under the RSPIP as set forth in Sections 6(a) and 7(a) of the RSPIP, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares ("Surplus Restricted Shares") that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price seven (7) Business Days prior to the date of the Change of Control), the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price on the Grant Date.

If the issue date for Common Shares is scheduled to occur during a period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation's securities (a "Blackout Period") applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the issue date shall be the date that is two business days after the expiry date of the Blackout Period.

In the event: (i) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (ii) that any rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value (as defined in the RSPIP); or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities; then, in any such case, the Board may make such adjustments to the RSPIP, to any Restricted Shares and to any Restricted Share Award Agreements outstanding under the RSPIP as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees under the RSPIP.

The RSPIP may only be amended, modified or terminated with the approvals of the TSX and the AOG shareholders by ordinary resolution at a meeting of the AOG shareholders as may be required pursuant to the policies of the TSX.  Notwithstanding any other provision contained in the RSPIP, in the case of a Change of Control or a proposed Change of Control (as such terms are defined in the RSPIP), the RSPIP may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the RSPIP (including, but not limited to, any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives (as defined in the RSPIP).  Approval of the AOG shareholders will not be required for amendments of a "housekeeping" nature (i.e., clerical, typographical or administrative matters).

Without limiting the generality of the foregoing, approval of the AOG shareholders will be required, in accordance with the policies of the TSX, in order for AOG to:

(a)	amend the RSPIP to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed;

(b)	amend the amending provision of the RSPIP;

(c)	make any amendment to the RSPIP that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee; and

(d)	amend the RSPIP to make any change to the eligible Service Providers under the RSPIP which would have the potential of broadening or increasing insider participation.

Notwithstanding the foregoing, no proposed amendment, modification or termination will alter or impair any previously granted Restricted Shares.

For the periods from June 24, 2006 to December 31, 2006 and from January 1, 2007 to December 31, 2007, no Restricted Units were granted under the RU Plan. For the year ended December 31, 2008, 691,178 Restricted Units were granted under the RU Plan on January 15, 2009 (which Restricted Units were converted to Restricted Shares on completion of the Arrangement) and from July 9, 2009 to December 31, 2009 there were 2,606,923 Restricted Shares granted. As of December 31, 2009 there were 2,226,904 Restricted Shares outstanding. In addition, on January 12, 2010, 779,013 Restricted Shares were granted and on April 12, 2010, 979,915 Restricted Shares were granted, subject to the vesting provisions.

See also "Matters to be Acted Upon at the Meeting - Amendments to Restricted Share Performance Incentive Plan" above.

Performance Graph

The following graph illustrates our five year cumulative Shareholder return, as measured by the closing price of the Trust Units and Common Shares, as applicable, at the end of each financial year, assuming an initial investment of $100 on December 31, 2004, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming the reinvestment of distributions of the Trust where applicable.

	2004/12	2005/12	2006/12	2007/12	2008/12	2009/12
Advantage	100	116	78	66	49	68
S&P/TSX Composite Index	100	124	146	160	107	145
S&P/TSX Capped Energy Index	100	162	169	188	120	170

The significant decline in Trust Unit price performance since December 2005 was due to generally declining natural gas commodity prices, changes in tax laws, deteriorating capital market conditions and the global recession. In 2006, Advantage's Trust Unit price decreased significantly following the Canadian federal government's announcement on October 31, 2006 that it would begin to tax income trusts in a manner similar to corporate entities beginning in 2011. In 2007 and 2008, the Trust Unit price was negatively impacted by the turbulence in the global economic markets, along with the Canadian and global equity markets in general. In 2009, we announced the discontinuance of monthly distributions in conjunction with our intention to convert to a corporation. Our conversion to a corporation was approved by the Unitholders and completed in July 2009. Since becoming a corporation, the Share price performance has improved with our recapitalization efforts (as described below) and the success of our capital development program.

It is challenging to compare the trend in executive compensation to the performance graph given executive changes during this period of time, the change in the method of reporting total executive compensation implemented in 2008, and the Arrangement. In 2009, we discontinued the payment of distributions and converted to a corporation.  We also completed two significant asset dispositions, an equity financing and an issuance of convertible debentures with the net proceeds utilized to reduce outstanding bank debt. This recapitalization considerably increased our financial flexibility. Our capital program continued throughout the year and delivered drilling results that exceeded expectations and provided record positive reserve additions.  Additionally, we continued to experience considerable operating accomplishments in regard to operating cost optimization. As a result of the improved Share price performance during 2009 as well as significant financial and operating accomplishments, Named Executive Officer compensation, and potential compensation, available through the equity incentive elements, has been positively impacted and resulted in a larger proportionate increase as compared to prior years.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for the years ended December 31, 2009 and 2008 information concerning the compensation paid to the Named Executive Officers for the years ended December 31, 2009 and 2008.

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(4)(5)(6)(8)
					Annual incentive plans(3)	Long- Term incentive plans			Total compensation ($)
Andy Mah(7) Chief Executive Officer	2009 2008	385,000 385,000	1,850,208 400,000	N/A N/A	425,000 300,000	Nil Nil	Nil Nil	52,732 519,443	2,712,940 1,604,443
Kelly Drader(7) President and Chief Financial Officer	2009 2008	385,000 287,775	1,446,959 N/A	N/A N/A	360,000 N/A	Nil Nil	Nil Nil	45,925 46,651	2,237,884 334,426
Neil Bokenfohr Vice President, Exploitation	2009 2008	250,000 235,000	1,008,126 300,000	N/A N/A	300,000 225,000	Nil Nil	Nil Nil	32,750 433,958	1,590,876 1,193,958
Weldon Kary Vice President, Geosciences and Land	2009 2008	250,000 235,000	1,008,126 300,000	N/A N/A	300,000 225,000	Nil Nil	Nil Nil	32,438 31,541	1,590,564 791,541
Patrick Cairns Senior Vice President	2009 2008	250,000 250,000	1,008,126 N/A	N/A N/A	300,000 N/A	Nil Nil	Nil Nil	32,381 33,136	1,590,507 283,136
Peter Hanrahan(7) Vice President, Finance and Chief Financial Officer	2009 2008	29,229 250,000	N/A 225,000	N/A N/A	N/A 150,000	Nil Nil	Nil Nil	456,495 32,223	485,724 657,223

Notes:

(1)
Represents the grant date fair value of Restricted Shares granted under the RSPIP.  Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the date of grant.

(2)	Advantage does not have any option-based awards outstanding.
(3)	Reflects cash bonuses earned in 2008 and paid in 2009 and cash bonuses earned in 2009 and paid in 2010.
(4)
Perquisites received by each of the Named Executive Officers including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, including: medical and dental benefits; life insurance; short-term disability and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the Named Executive Officers would receive if employed elsewhere in the industry.

(5)
Other compensation for 2008 also includes payments made to Andy Mah of $464,038 and to Neil Bokenfohr of $402,167 in connection with retention amounts granted to former employees of Ketch Resources Trust ("Ketch") upon merging with Advantage in 2006 and earned during the two-year period ending in June 2008 and paid at that time.

(6)
Other compensation for 2009 also includes contributions made by Advantage on behalf of Named Executive Officers pursuant to the matching provisions of the Purchase Plan. In 2008 Advantage contributed an aggregate of $149,000 under the Purchase Plan for the Named Executive Officers. In 2009 Advantage contributed an aggregate of $152,189 under the Purchase Plan for the Named Executive Officers.

(7)
On January 27, 2009: (i) Mr. Andy Mah, the former President and Chief Operating Officer, was appointed to the position of Chief Executive Officer; (ii) Mr. Kelly Drader, the former Chief Executive Officer, was appointed as President and Chief Financial Officer; (iii) Mr. Craig Blackwood, the former Director of Finance, was appointed as Vice-President, Finance; and (iv) Mr. Peter Hanrahan, the former Vice-President, Finance and Chief Financial Officer, resigned from such positions.

(8)
All other compensation for Mr. Peter Hanrahan included a retiring allowance of $455,000 paid to Mr. Hanrahan upon his resignation as Vice-President, Finance and Chief Financial Officer of the Corporation on January 27, 2009.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2009.

	Option-based Awards(3)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of Shares that have not vested(1) (#)	Market or payout value of share- based awards that have not vested(2) ($)
Andy Mah	Nil	N/A	N/A	N/A	249,794	1,723,579
Kelly Drader	Nil	N/A	N/A	N/A	157,365	1,085,819
Neil Bokenfohr	Nil	N/A	N/A	N/A	146,069	1,007,876
Weldon Kary	Nil	N/A	N/A	N/A	146,069	1,007,876
Patrick Cairns	Nil	N/A	N/A	N/A	109,639	756,509
Peter Hanrahan(4)	Nil	N/A	N/A	N/A	Nil	Nil

Notes:

(1)	Represents Restricted Shares granted to Named Executive Officers. In connection with the Arrangement, all of the Restricted Trust Units were exchanged for Restricted Shares of Advantage.
(2)
Represents the fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have not vested by the closing price of the Shares on December 31, 2009 of $6.90 per Share.

(3)	Advantage does not have any option-based awards outstanding.
(4)	On January 27, 2009, Mr. Peter Hanrahan resigned as Vice-President, Finance and Chief Financial Officer of the Corporation.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2009 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(3) ($)
Andy Mah	Nil	662,400	425,000
Kelly Drader	Nil	1,170,294	360,000
Neil Bokenfohr	Nil	388,276	300,000
Weldon Kary	Nil	546,606	300,000
Patrick Cairns	Nil	935,899	300,000
Peter Hanrahan(4)	Nil	150,265	Nil

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)
Represents the vesting date fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.

(3)	Reflects cash bonuses earned in 2008 and paid in 2009 and cash bonuses earned in 2009 and paid in 2010.
(4)	On January 27, 2009, Mr. Peter Hanrahan resigned as Vice-President, Finance and Chief Financial Officer of the Corporation.

Termination and Change of Control Benefits

Effective June 23, 2006, each of the Named Executive Officers, including the CEO, entered into executive employment contracts with AOG.  These contracts provide for participation by the Named Executive Officers in the RSPIP, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without "just cause", without "good reason" or upon a "change of control". The Named Executive Officer may terminate his employment with AOG for any reason upon thirty (30) days written notice.

If the executive is terminated without "just cause", without "good reason" or upon a "change of control", the agreements provide that in respect of Messrs. Mah and Drader, the executive will be entitled to 1.5 times the executive's then annual salary (the "Retirement Allowance") plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions.  For the balance of the Named Executive Officers, namely Messrs. Cairns, Bokenfohr and Kary, the entitlements are the same except that such executive officers are only entitled to one times the executive's then annual salary and one times the average cash bonus paid over the prior two years (i.e. rather than 1.5 times such amounts, as was the case for Messrs. Mah and Drader).

Estimated Incremental Compensation on
Termination Without "Just Cause", Without "Good Reason", or Upon a "Change of Control"
(based on hypothetical termination as at December 31, 2009 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance ($)	15% of Retirement Allowance ($)	Bonus ($)	TOTAL ($)
Andy Mah	577,500	86,625	543,750	1,207,875
Kelly Drader	577,500	86,625	270,000	934,125
Neil Bokenfohr	250,000	37,500	262,500	550,000
Weldon Kary	250,000	37,500	262,500	550,000
Patrick Cairns	250,000	37,500	150,000	437,500

Pension Plans and Retiring Allowances

AOG does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

Director Compensation

Effective August 11, 2006, the Chair of AOG is paid a flat fee annual retainer of $200,000 and each of the other directors of AOG, with the exception of those who are employees of AOG, receive a flat fee annual retainer of $100,000 plus expenses of attending Board of Directors or committee meetings.  No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

In addition, members of the Board of Directors are eligible to receive Restricted Shares pursuant to the RSPIP.  The number of Restricted Shares issuable pursuant to the RSPIP to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Shares.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2009, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Steven Sharpe	200,000	189,766	N/A	N/A	N/A	24,000(4)	413,766
Rodger Tourigny(3)	65,785	N/A	N/A	N/A	N/A	N/A	65,785
Stephen Balog	100,000	125,718	N/A	N/A	N/A	N/A	225,718
Gary F. Bourgeois(3)	Nil(5)	N/A	N/A	N/A	N/A	N/A	Nil(5)
John A. Howard	100,000	125,718	N/A	N/A	N/A	N/A	225,718
Shelia O'Brien	100,000	125,718	N/A	N/A	N/A	N/A	225,718
Ronald McIntosh	100,000	125,718	N/A	N/A	N/A	N/A	225,718
Carol Pennycook	100,000	125,718	N/A	N/A	N/A	N/A	225,718
Paul Haggis	100,000	125,718	N/A	N/A	N/A	N/A	225,718

Notes:

(1)
Represents the grant date fair value of Restricted Shares granted under the RSPIP.  Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the date of grant.

(2)	Advantage does not have any option-based awards outstanding.
(3)	Mr. Bourgeois and Mr. Tourigny resigned as directors of the Corporation effective July 9, 2009.
(4)	Represents other compensation payable to Mr. Sharpe for time and effort spent in his role as Non-Executive Chairman during 2009 related to strategic development and corporate structuring.
(5)
Mr. Bourgeois did not receive any compensation in the year ended December 31, 2009 for acting as a director of the Corporation. Mr. Bourgeois was the Vice President, Corporate Development of the Corporation until July 9, 2009. In the year ended December 31, 2009, Mr. Bourgeois received compensation in the amount of $73,531 as the Vice President, Corporate Development of the Corporation.

Directors' Outstanding Option-Based Awards and Share-based Awards

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of AOG, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2009.

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested(3) (#)	Market or payout value of share- based awards that have not vested(4) ($)
Steven Sharpe	N/A	N/A	N/A	N/A	20,637	142,395
Rodger Tourigny(2)	N/A	N/A	N/A	N/A	N/A	N/A
Stephen Balog	N/A	N/A	N/A	N/A	13,673	94,344
Gary F. Bourgeiois(2)	N/A	N/A	N/A	N/A	N/A	N/A
John A. Howard	N/A	N/A	N/A	N/A	13,673	94,344
Shelia O'Brien	N/A	N/A	N/A	N/A	13,673	94,344
Ronald McIntosh	N/A	N/A	N/A	N/A	13,673	94,344
Carol Pennycook	N/A	N/A	N/A	N/A	13,673	94,344
Paul Haggis	N/A	N/A	N/A	N/A	13,673	94,344

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)	Mr. Bourgeois and Mr. Tourigny resigned as directors of the Corporation effective July 9, 2009.
(3)
Represents Restricted Shares granted to directors, other than the directors who are also Named Executive Officers. In connection with the Arrangement, all of the Restricted Trust Units were exchanged for Restricted Shares of Advantage.

(4)
Represents the fair value of Restricted Shares under the RSPIP held by the directors, other than the directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have not vested by the closing price of the Shares on December 31, 2009 of $6.90 per Share.

Directors' Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of AOG, the value of option-based awards and share-based awards which vested during the year ended December 31, 2009 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2009. Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the CICA Handbook (for example, a cash bonus plan).  Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards - Value vested during the year(3) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Steven Sharpe	Nil	54,271	Nil
Rodger Tourigny(2)	Nil	Nil	Nil
Stephen Balog	Nil	35,946	Nil
Gary F. Bourgeiois(2)	Nil	540,655	Nil
John A. Howard	Nil	35,946	Nil
Shelia O'Brien	Nil	35,946	Nil
Ronald McIntosh	Nil	35,946	Nil
Carol Pennycook	Nil	35,946	Nil
Paul Haggis	Nil	35,946	Nil

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)	Mr. Bourgeois and Mr. Tourigny resigned as directors of the Corporation effective July 9, 2009.
(3)
Represents the vesting date fair value of Restricted Shares under the RSPIP held by the directors, other than directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders RSPIP	2,226,904 Common Shares	N/A(1)	2,328,240 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,226,904 Common Shares	N/A(1)	2,328,240 Common Shares

Notes:

(1)	See "Share Based Awards - Advantage RSPIP".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, or former directors, officers or employees of the Corporation nor any of its associates or affiliates is now or has been indebted to the Trust or the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires reporting issuers to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") set forth in National Policy 58-201 - Corporate Governance Guidelines.

The Corporation has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices.  The impact of National Instrument 52-110 in respect of audit committees, National Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and NI 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

As a foreign private issuer listed on the NYSE, Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; (iii) submit an executed annual written affirmation to the NYSE, as well as an interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

Set out below is a description of the Corporation's corporate governance practices.

GUIDELINES		COMMENTARY
1.	Directors
(a)	Disclose the identity of Directors who are independent.	Paul G. Haggis, John A. Howard, Ronald A. McIntosh, Steven Sharpe, Carol D. Pennycook, Stephen E. Balog and Sheila H. O'Brien are all independent within the meaning of NI 58-101.
(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Andy J. Mah is not independent as he is the Chief Executive Officer. Kelly I. Drader is not independent as he is the President and Chief Financial Officer.
(c)
Disclose whether or not a majority of Directors are independent.  If a majority of Directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.
During the most recently completed financial year, there were nine Directors in total, seven of whom are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Name of Director	Name of Other Reporting Issuer
		Stephen E. Balog	N/A
		Kelly I. Drader	N/A
		Paul G. Haggis	CA Bancorp Inc. Prime Restaurants Inc.
		John A. Howard	N/A
		Andy J. Mah	TriOil Resources Ltd.
		Ronald A. McIntosh	North American Energy Partners Inc. Fortress Energy Inc.
		Sheila H. O'Brien	Gildan Activewear Inc. MaRS Discovery District
		Carol D. Pennycook	N/A
		Steven Sharpe	Prime Restaurants Inc.
(e)
Disclose whether or not the independent Directors hold regularly scheduled meetings at which non independent Directors and members of management are not in attendance.  If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent Directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent Directors.

The independent Directors hold regularly scheduled in camera sessions, without non independent Directors and members of management present either before or after each meeting of the board and otherwise as required.  During 2009, three (3) of such meetings were held.

GUIDELINES	COMMENTARY
(f)
Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent Directors.

The chair of the board (the "Chair"), Steven Sharpe, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:

The Chair shall, when present, preside at all meetings of the board and, unless otherwise determined by the Directors, at all meetings of shareholders.

The Chair shall endeavour to provide overall leadership to the board without limiting the principle of collective responsibility and the ability of the board to function as a unit.

To the extent that is reasonably practicable, to provide advice, counsel and mentorship to the CEO, Committee Chairs, and fellow Directors.

The Chair shall be responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances.  In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular knowledge and competence are used as best is possible in the board work for the benefit of the Corporation.  The Chair shall endeavour to encourage full participation and discussion by individual Directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.

The Chair shall endeavour to ensure that the board's deliberations take place when all of the Directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the Directors are present.

The Chair shall encourage board members to ask questions and express view points during meetings.
The Chair shall deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

The Chair shall endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate.

The Chair shall endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

The Chair shall endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management.  The Chair shall consider, and provide for meetings of all of the independent Directors without management being present.  The Chair shall endeavour to ensure reasonable procedures are in place to allow for Directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

GUIDELINES	COMMENTARY

The Chair shall endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the Shareholders meet at least once annually and as many additional times as required by law.

With respect to meetings of Directors or shareholders, it is the duty of the Chair to enforce the Rules of Order.  The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and shareholder meetings and shall also liaise with the Committee Chairs, other Directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting.

The Chair shall endeavour to:

ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

facilitate effective communication between Directors and Management, both inside and outside of board meetings;

actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual Directors, committees chairs (other than the Board Chair or any committee upon which the Board Chair sits as the Chair) and CEO;

when appropriate, assist Directors in their transition from the board and to support the orientation of new Directors and the continuing education of current Directors; and

to ensure that an annual performance evaluation of the Board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all Directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

GUIDELINES		COMMENTARY
(g)	Disclose the attendance record of each Directors for all board meetings held since the beginning of the issuer's most recently completed financial year.
There were a total of 19 Board of Directors meetings held between January 1, 2009 and March 31, 2010.  The attendance record of each director is as follows:

Stephen E. Balog attended 100% of the meetings (19 out of 19).

Gary F. Bourgeois attended 82% of the meetings held prior to his resignation on July 9, 2009 (9 out of 11).
Kelly I. Drader attended 100% of the meetings (19 out of 19).
Paul G. Haggis attended 100% of the meetings (19 out of 19).
John A. Howard attended 100% of the meetings (19 out of 19).
Andy J. Mah attended 100% of the meetings (19 out of 19).
Ronald A. McIntosh attended 100% of the meetings (19 out of 19).
Sheila H. O'Brien attended 89% of the meetings (17 out of 19).
Carol D. Pennycook attended 95% of the meetings (18 out of 19).
Steven Sharpe attended 100% of the meetings (19 out of 19).
Rodger Tourigny attended 100% of the meetings held prior to his resignation on July 9, 2009 (11 out of 11).
2.	Board Mandate - Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the board is available for review on SEDAR at www.sedar.com under Advantage's profile and on Advantage's website at www.advantageog.com.
3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The board has developed written position descriptions for the chair of the board and chair of each committee of the board.
(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The board and the CEO have developed a written position description for the CEO.
4.	Orientation and Continuing Education
(a)
Briefly describe what measures the board takes to orient new Directors regarding (i) the role of the board, its committees and its Directors, and (ii) the nature and operation of the issuer's business.

The board provides new Directors with access to all background documents of the Corporation, including all corporate records and prior board materials.  New board members are offered access to all officers of the Corporation for orientation of new members as to the nature and operations of the business.

GUIDELINES		COMMENTARY
(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its Directors.  If the board does not provide continuing education, describe how the board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

The Corporation will consider any request for it to pay for any education courses for any members of the board relating to corporate governance or financial literacy.  In addition, management of the Corporation is available to members of the board to discuss operational and other matters.

5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the Directors, officers and employees. If the board has adopted a written code:	The board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers.
(i)	disclose how a person or company may obtain a copy of the code;	The Code of Business Conduct and Ethics and Code of Ethics for Senior Officers, are located on SEDAR at www.sedar.com and is available on our website at www.advantageog.com.
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The board monitors compliance with the code by requiring periodic reporting by its senior officers as to their compliance with the code (and the board requests immediate notification of any departures from the code).  The "whistleblower" policy, which is available on Advantage's website at www.advantageog.com, provides a procedure for the submission of information by any employee relating to possible violations of the code.

(iii)
provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
There were no material change reports filed pertaining to any departures from the code.
(b)
Describe any steps the board takes to ensure Directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter.  In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
Due to the fact that the Corporation has a Code of Conduct, a reporting process pursuant to such Code of Conduct, a Board Mandate and Terms of Reference for the Human Resources, Compensation and Corporate Governance Committee, the Corporation sees no need for additional steps at this time.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.
The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for board nomination having regard to the strengths and constitution of the board members and their perception of the needs of the Corporation.

GUIDELINES		COMMENTARY
(b)
Disclose whether or not the board has a nominating committee composed entirely of independent Directors.  If the board does not have a nominating committee composed entirely of independent Directors, describe what steps the board takes to encourage an objective nomination process.
The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent Directors.
(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for board nomination having regard to the strengths and constitution of the board members and their perception of the needs of the Corporation.  This committee has the authority to hire experts and advisors, including executive search firms, if required.

7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.
The Human Resources, Compensation and Corporate Governance Committee conducts a review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Corporation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent Directors.  If the board does not have a compensation committee composed entirely of independent Directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent Directors.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources, Compensation and Corporate Governance Committee was constituted to assist the board in meeting their responsibilities by
(a) reviewing and reporting to the Directors concerning the overall compensation program and philosophy;
(b) reviewing and recommending to the Directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

(c)    reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and either, as a Committee or together with the independent Directors (as determined by the board) determine and approve the CEO's compensation based on this evaluation;

(d) making recommendations to the Directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

GUIDELINES		COMMENTARY
(e) reviewing the adequacy and form of compensation to the Directors ensuring it realistically reflects their responsibilities and risk; make recommendations to the Directors;
(f) reviewing and evaluating management's recommendations as to the allocation of Restricted Shares under the RSPIP and formulate a recommendation to the Directors for approval;

(g)    reviewing annually and recommending for approval to the Directors the executive compensation disclosure and "Report on Executive Compensation" disclosure of the Corporation in the Corporation's information circular;

(h) reviewing annually the Committee's Terms of Reference;
(i) administering the RSPIP and any other incentive plans implemented by the Corporation, in accordance with their respective terms;
(j) producing a report on executive officer compensation on an annual basis; and
(k) succession planning in respect of senior executives and guidance in respect of executive capacity.
(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Hugessen was retained by the Board as compensation consultants in May 2009 and March 2010 to provide advice in respect of the RSPIP.
8.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Human Resources, Compensation and Corporate Governance Committee Members: Mr. John Howard, Ms. Sheila O'Brien and Ms. Carol Pennycook, all of whom are independent Directors.

The Human Resources, Compensation and Corporate Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The compensation mandate of the Human Resources, Compensation and Corporate Governance Committee is disclosed in Item 7 "Compensation" above. The human resources mandate of the committee is disclosed in Item 6 "Nomination of Directors" above.  The effectiveness of individual board members and the board is reviewed through a yearly self assessment and inquiry questionnaire.

There were five (5) meetings of the committee in 2009.

GUIDELINES	COMMENTARY
Independent Reserve Evaluation Committee Members: Mr. Stephen Balog, Mr. John Howard, Mr. Ronald McIntosh and Ms. Sheila O'Brien all of whom are independent Directors.

The Independent Reserve Evaluation Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve audit approach and costs of the independent engineering firm that performs Advantage's reserve evaluation and to review the annual independent engineering report.  The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51 101.  The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the Annual Information Form related to the oil and gas activities of the Corporation.

There were three (3) meetings of the committee in 2009.

9.
Assessments - Disclose whether or not the board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual Directors are performing effectively.
The effectiveness of the board, its committees on the individual board members is reviewed through a yearly self assessment and inquiry questionnaire.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Except as disclosed below, the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of the Corporation, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than election of directors and appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, none of the directors or executive officers of the Corporation or the proposed directors or executive officers of the Corporation, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past arrangement or any proposed arrangement that has materially affected or will materially affect the Corporation.

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information respecting the Corporation is available on SEDAR at www.sedar.com.  Financial information respecting the Corporation is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year.  Shareholders can access this information on SEDAR, on Advantage's website at www.advantageog.com or by request to the Vice President, Finance of the Corporation at the following address:

Advantage Oil & Gas Ltd.
Suite 700, 400, 3 Avenue S.W.
Calgary, Alberta T2P 4H2

SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS

ADVANTAGE OIL & GAS LTD.

ADVANTAGE OIL & GAS LTD. (the "Corporation" or "Advantage")

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage.  In general terms, the Board will endeavor to:

(a)	define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

(b)	monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

•	be designed to achieve Advantage's principal objectives,

•	identify the principal strategic and operational opportunities and risk of Advantage's business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital budgets and plans and subsequent revisions thereof;

•	approve property acquisitions and dispositions in excess of $5 million;

•	approve the establishment of credit facilities and borrowings; and

•	approve issuances of additional shares or other securities to the public.

Monitoring and Acting

•	monitor Advantage's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO's employment with Advantage;

•	approve the distribution policy of Advantage;

•	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

•	monitor the "good corporate citizenship" of Advantage, including compliance by Advantage with all applicable environmental laws;

•
in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

•	approve all matters relating to a takeover bid of Advantage.

Compliance Reporting and Corporate Communications

•
review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

•
review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•
review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

•	review, consider and where required, approve, the reports required under National/Instrument 51-101 of the Canadian Securities Administrators;

•	report annually to shareholders on the Board's stewardship for the preceding year; and

•	where required, approve any policy designed to enable Advantage to communicate effectively with its shareholders and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

•	selecting nominees for election to the Board,

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate or terms of reference of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Composition

•
A majority of Board members should be "independent" Directors as such term is defined in Multilateral Instrument 52-110 - Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

•	On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

•	Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of the Corporation and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Advantage.

SCHEDULE "B"

AMENDED RSPIP

ADVANTAGE OIL & GAS LTD.

Amended Restricted Share Performance Incentive Plan

1.	The Plan

A Restricted Share Performance Incentive Plan (the "Plan") pursuant to which restricted common shares ("Restricted Shares") may be granted to Service Providers (as defined herein) of Advantage Oil & Gas Ltd. (the "Corporation") or any of its Corporation Affiliates (as defined herein), is hereby established on the terms and conditions herein set forth.

2.	Purposes

The principal purposes of this Plan are as follows:

(a)	to retain and attract qualified Service Providers that the Corporation and the Corporation Affiliates require;

(b)
to promote a proprietary interest in the Corporation by such Service Providers, and to encourage such individuals to remain in the employ or service of the Corporation and the Corporation Affiliates and put forth maximum efforts for the success of the business of the Corporation;

(c)	to reward and encourage performance of certain Service Providers; and

(d)	to focus Service Providers on operating and financial performance and total long-term Shareholder return.

3.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)	"Board" means the board of directors of the Corporation as it may be constituted from time to time;

(b)	"Business Day" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(c)	"Change of Control" means:

(i)
the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(ii)
the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(iii)
the closing of a transaction whereby the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv)
the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v)
individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi)
the sale or disposition by the Corporation of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders of the Corporation exchange their Common Shares for the securities of one or more other entities, whether affiliated with the Corporation or not;

(d)
"Common Share Market Price" of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for the seven (7) consecutive trading days immediately preceding such date and the seven (7) consecutive trading days from and including such date, on the TSX or, if on such date the Common Shares are not listed on the TSX, on the principal stock exchanges upon which such Common Shares are listed, or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors.  Notwithstanding the foregoing, the Common Share Market Price at the beginning of a Return Period will be equal to the lesser of:

(i)	the Common Share Market Price at the end of the immediately prior Return Period, or

(ii)	the Common Share Market Price at the beginning of the immediately prior Return Period multiplied by 132.5 percent.

(e)	"Common Shares" means common shares of the Corporation;

(f)	"Corporation" means Advantage Oil & Gas Ltd.;

(g)
"Corporation Affiliate" means a corporation, partnership or trust that is affiliated with the Corporation and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of 25% or more of its voting securities in the case of a corporation, is the general or controlling partner in the case of a partnership, or is the trustee in the case of a trust;

(h)	"Effective Date" has the meaning ascribed thereto in Section 20 hereof;

(i)
"Exchange" means the TSX, or, if the Common Shares are no-longer listed and posted for trading on the TSX, such other stock exchanges on which the Common Shares are then listed and posted for trading from time to time;

(j)
"Fair Market Value" with respect to a Common Share, as at any date means the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Common Shares traded on such Exchange immediately preceding such date.  In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(k)
"Grant Date" means on or prior to (i) April 15 in respect of the immediately prior Series A Return Period; (ii) July 15 in respect of the immediately prior Series B Return Period; (iii) October 15 in respect of the immediately prior Series C Return Period; and (iv) January 15 in respect of the immediately prior Series D Return Period (or, in each such case, if such date is not a Business Day, the next following Business Day); except, for each Return Period, in the case of a Change of Control, in which case the Grant Date will be ten (10) Business Days prior to the date of the Change of Control;

(l)	"Grantee" has the meaning set forth in Section 5 hereof;

(m)	"Issue Date" means, with respect to any Restricted Shares, the date upon which Common Shares awarded thereunder shall be issued to the Grantee of such Restricted Shares;

(n)
"Market Capitalization" means an amount equal to the weighted average number of Common Shares outstanding for the Return Period times the Common Share Market Price at the end of the immediately preceding Return Period; provided, however, that except in the case of a Change of Control, the Board shall have discretion, where considered appropriate, to exclude from the calculation of the number of Common Shares outstanding from time to time, any or all Common Shares issued after the Effective Date on an equity financing, corporate or asset acquisition or any other treasury issuance of Common Shares in a particular return period;

(o)	"Mercer" means Mercer Human Resource Consulting, independent compensation consultants or such other compensation consultants as determined from time to time by the Board;

(p)
"Participation Factor" means the Service Provider Participation Percentage multiplied by the sum of (i) 0.67 X the Total Return Percentage; and (ii) 0.33 X the Total Return Percentage X the Peer Group Factor for the applicable Return Period as determined by the Board;

(q)	"Peer Group" means the S&P/TSX Capped Energy Index or a select group of public Canadian oil and gas issuers which shall be determined from time to time by the Board;

(r)	"Peer Group Factor" means the multiplier determined based on the Percentile Rank as outlined in Schedule "A" attached hereto and having a minimum multiplier of 0.4 and a maximum multiplier of 1.6;

(s)
"Percentile Rank" means, at any time when used to determine the Peer Group Factor applicable to adjust the number of Restricted Shares available for grant for the next applicable Return Period, relative to returns calculated on a similar basis on Common Shares of members of the Peer Group over the previous applicable Return Period;

(t)	"Retiring Service Provider" means a Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation;

(u)	"Restricted Share Award Agreement" or "Restricted Share Award" has the meaning set forth in Section 7 hereof;

(v)
"Restricted Shares" means an award of Common Shares under this Plan designated as a "Restricted Share" in the Restricted Share Award Agreement pertaining thereto, which Common Shares shall be issued on the Issue Date(s) in accordance with Section 7(b)(i) hereof;

(w)
"Return Periods" means the Series A Return Period, Series B Return Period, Series C Return Period and Series D Return Period and "Return Period" means any one or more of such Return Periods, as the context requires;

(x)	"RS Pool" means, subject to Section 6(a), for a given Return Period, the result of the Market Capitalization for the Return Period multiplied by the Participation Factor;

(y)
"Series A Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing April 1 in the applicable year and ending March 31 in the next year, except  in the case of a Series A Return Period in which a Change of Control occurs, in which case the Series A Return Period will commence on April 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control;

(z)
"Series B Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing July 1 in the applicable year and ending June 30 in the next year, except in the case of a Series B Return Period in which a Change of Control occurs, in which case the Series B Return Period will commence on July 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control;

(aa)
"Series C Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing October 1 on the applicable year and ending September 30 in the next year, except  in the case of a Series C Return Period in which a Change of Control occurs, in which case the Series C Return Period will commence on October 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control;

(bb)
"Series D Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period, commencing January 1 in the applicable year and ending December 31 of that year, except  in the case of a Series D Return Period in which a Change of Control occurs, in which case the Series D Return Period will commence on January 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control;

(cc)	"Service Provider" has the meaning set forth in Section 5 hereof;

(dd)	"Service Provider Participation Percentage" means 2.25%;

(ee)
"Service Provider Representatives" means a committee comprised of a minimum of four executive officers of the Corporation, including the Corporation's Chief Executive Officer and Chief Financial Officer;

(ff)	"Settlement Amount" has the meaning set forth in Section 7(c) hereof;

(gg)	"Shareholder" means a holder of Common Shares.

(hh)
"Total Return Percentage" means the rate of return percentage to a holder of a Common Share for a particular Return Period based on the difference between the Common Share Market Price at the beginning and end of the Return Period plus any dividends or distributions on the Common Shares during the particular Return Period, provided that such rate of return, for the purposes of calculating the RS Pool, cannot exceed 32.5%.  Notwithstanding the foregoing, in a Return Period where a Change of Control occurs, the Total Return Percentage means the rate of return percentage to a holder of Common Shares for a particular Return Period based on the difference between the Common Share Market Price at the beginning and end of the Return Period plus any dividends or distributions on the Common Shares during the particular Return Period; and

(ii)	"TSX" means the Toronto Stock Exchange.

4.	Administration

This Plan shall be administered by the Board.

The Board shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a)	the authority to make grants of Restricted Shares;

(b)	to determine the Fair Market Value of the Common Shares on any date;

(c)	to determine the Service Providers to whom Restricted Shares shall be granted;

(d)	to determine the number of Common Shares to be covered by each Restricted Shares award;

(e)	to prescribe, amend and rescind rules and regulations relating to this Plan in accordance with the terms and conditions of this Plan;

(f)	to interpret this Plan;

(g)	to determine the terms and provisions of Restricted Share Award Agreements (which need not be identical) entered into in connection with grants of Restricted Shares;

(h)	to accelerate the Issue Date for all or any Restricted Shares pursuant to Section 7(b)(ii);

(i)	to make an award of cash to Service Providers to the extent that the 5% Cap (as defined in Section 6(a) hereof) has been reached but absent such 5% Cap, Restricted Shares would have been awarded; and

(j)	to make all other determinations deemed necessary or advisable for the administration of this Plan.

The Board may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Board or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board or such person may have under this Plan.

No Service Provider has any claim or right to be granted Restricted Shares.

5.	Eligibility and Award Determination

Restricted Shares may be granted only to officers, employees, consultants or directors or to any other persons or companies engaged by the Corporation or any Corporation Affiliates to provide services for an initial renewable or extended period of twelve months or more, (collectively, "Service Providers"); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Shares may be granted ("Grantees") and the number of Restricted Shares to be covered by each grant, the Board may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Board, any one or more of the following factors:

(a)	the duties, responsibilities, position and seniority of the Grantee;

(b)	recommendations of management as to the appropriate allocations of Restricted Shares to eligible Grantees;

(c)	the individual contributions and potential contributions of the Grantee to the success of the Corporation; and

(d)	such other factors as the Board shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

6.	Reservation of Common Shares

(a)
Maximum Common Shares Issuable under the Plan - The maximum number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under this Plan shall not exceed 5% of the aggregate number of Common Shares outstanding (the "5% Cap"), subject to adjustment set forth in Section 9 herein, and further subject to applicable rules and regulations of all regulatory authorities to which the Corporation is subject.  This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the Shareholders of the Corporation.

(b)
Reloading of Restricted Shares - In accordance with the permitted "reloading" provisions set forth in TSX Staff Notice 2004-0002, if any Restricted Shares granted under this Plan shall expire, terminate or be cancelled for any reason without the Common Shares issuable thereunder having been issued in full or if any Common Shares are issued pursuant to any Restricted Shares granted under this Plan, any such Common Shares shall be available for the purposes of further Restricted Share grants under this Plan.

(c)
Maximum Restricted Shares Available for Grant - Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under this Plan as set forth in Sections 6(a) and 7(a) hereof, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares ("Surplus Restricted Shares") that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price ten (10) Business Days prior to the date of the Change of Control), the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price at the end of the immediately prior Return Period.

(d)
Discretionary Restricted Shares Available for Grant - Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Return Percentage is equal to or less than zero, but the Corporation has a Percentile Rank for the particular Return Period that is in the top 1/3 of the Peer Group, the Board shall have discretion to establish an RS Pool based upon Mercer's P50 category.  Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Return Percentage is equal to or less than zero, but the Corporation has a Percentile Rank for the particular Return Period that is in the middle 1/3 of the Peer Group, the Board shall have discretion to establish an RS Pool based upon Mercer's P25 category.

7.	Terms and Conditions of Grants of Restricted Shares

Each grant of Restricted Shares shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Corporation and the Grantee (a "Restricted Share Award Agreement" or "Restricted Share Award"), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Board or the Board, in its discretion, shall establish):

(a)
Number and Type of Common Shares - The Board shall determine the Restricted Shares to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as a "Restricted Share" in the Restricted Share Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis.  In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares.  For this purpose, "insiders" and "security based compensation arrangements" have the meanings ascribed thereto in Part VI of the Company Manual of the TSX.  The number of Common Shares issuable pursuant to Restricted Shares granted pursuant to this Plan to directors of the Corporation who are not officers or employees of the Corporation or a Corporation Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

(b)	Issue Dates and Adjustment of Restricted Shares

(i)	Restricted Shares - Subject to Sections 7(b)(ii), 7(d) and 12(a) hereunder, the Issue Dates for the issuance of Common Shares in respect of the Restricted Shares shall be as follows:

(A)	as to one-third of the Common Shares awarded pursuant to such Restricted Shares, on the Grant Date;

(B)	as to one-third of the Common Shares awarded pursuant to such Restricted Shares, on the first anniversary of the Grant Date; and

(C)	as to the remaining one-third of the Common Shares cash awarded pursuant to such Restricted Shares, on the second anniversary of the Grant Date;

provided, however, that in the event of any Change of Control (other than a Change of Control as defined in Section 3(c)(vi)) prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Common Shares issued and for all cash paid pursuant to such Restricted Shares that have not yet been issued and/or paid, as the case may be, as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) ten (10) Business Days prior to the date upon which a Change of Control is to occur.  In such event, the Common Shares issued (and any cash paid on such Issue Date) will be held in trust by the Corporation and distributed to the Grantees immediately prior to the Change of Control. In the event of a Change of Control pursuant to section 3(c)(vi) where the consideration received by the Corporation is cash or securities which are to be subsequently distributed to the Corporation’s Shareholders by way of dividend or distribution, the Issue Date for all Common Shares and all cash to be paid to Grantees pursuant to Restricted Shares issuable and all cash payable resulting from the Change of Control shall be that date which is 5 (five) Business Days prior to the record date for such dividend or distribution.

(ii)
Board Discretion to Accelerate the Issue Date - Notwithstanding any other provision of this Plan, the Board may, in its sole discretion accelerate the Issue Date for all or any Restricted Shares for any Grantee at any time and from time to time.

(c)
Surrender of Restricted Shares - At any time when the Common Shares are listed and posted for trading on the TSX, a Grantee may request (a "Surrender Request") on any Issue Date pertaining to a Restricted Shares, subject to the consent of the Corporation, that the Corporation pay an amount in cash equal to the aggregate current market value of the Common Shares based on the closing price of the Common Shares on the TSX on the trading day immediately preceding such Issue Date) (the "Settlement Amount") in consideration for the surrender by the Grantee to the Corporation of the right to receive Common Shares under such Restricted Shares. Following delivery of the Surrender Request and the acceptance thereof by the Corporation, the Corporation shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 10 hereof) and made available for pick up by the Grantee or sent by pre-paid mail or delivered to the Grantee. The Corporation and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Common Shares in which case the number of Common Shares that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchange or from the Corporation, as an issuance of treasury Common Shares, or a combination thereof; provided, however, that the aggregate number of Common Shares that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the issued and outstanding Common Shares as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d)
Termination of Relationship as Service Provider - Unless otherwise: (i) provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares; (ii) provided in any written employment agreement governing a Grantee's role as a Service Provider; (iii) determined by the Board, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)
Termination for cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(ii)
Termination not for cause - If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Restricted Share Award Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

(iii)
Voluntary Resignation - If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee's death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Common Shares under a Restricted Share Award Agreement shall not be affected by a change of employment or term of office or appointment within or among the Corporation or a Corporation Affiliate so long as the Grantee continues to be a Service Provider. Notwithstanding the foregoing and subject to the Board’s discretion pursuant to Section 7(b)(ii), any Restricted Shares held by a Retiring Service Provider shall vest in accordance with Section 7(b)(i).

(iv)
Death - If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Restricted Share Award Agreements shall be as of the date of such Grantee's death.

8.	Rights as a Shareholder

Until the Common Shares granted pursuant to any Restricted Shares have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Shares has been made shall not possess any incidence of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive any dividends declared on such Common Shares and the right to exercise voting rights in respect of such Common Shares. Such Grantee shall only be considered a Shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

9.	Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b)	that any rights are granted to Shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(c)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Shares and to any Restricted Share Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10.	Withholding Taxes

When a Grantee or other person becomes entitled to receive Common Shares and/or cash, or any Settlement Amount in respect of any Restricted Share Award Agreement, the Corporation shall have the right to withhold or require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Grantee of cash payment to the Corporation in an amount less than or equal to the total withholding tax obligation; or

(b)
the withholding by the Corporation  from the Common Shares and/or cash otherwise due to the Grantee, the amount of cash or such number of Common Shares having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c)	the withholding by the Corporation from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

11.	Non-Transferability

Subject to Section 7(d)(iv), the right to receive Common Shares and/or cash pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

12.	Undisclosed Material Information and Blackout Periods

(a)
If the Issue Date for Common Shares is scheduled to occur during a Blackout Period applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the Issue Date shall be the date that is two Business Days after the expiry date of the Blackout Period.  This section applies to all Restricted Shares outstanding under this Plan.

(b)
For the purposes of Section 12(a) hereof, "Blackout Period" means the period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation's securities.

13.	Amendment or Discontinuance of the Plan

Following the initial approval/confirmation (the "Ratification") of the Plan by the shareholders, the Plan may only be amended, modified or terminated with the approvals of the Exchange, the Service Provider Representatives and the Shareholders by ordinary resolution at a meeting of the Shareholders as may be required pursuant to the policies of the Exchange.  Notwithstanding any other provision herein contained, in the case of a Change of Control, or a proposed Change of Control, the Plan may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the Plan (including, but not limited to any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives.  Prior to the Ratification and subject to Exchange consent, the Board may terminate the Plan or make amendments and modifications to the Plan as it determines appropriate.  Notwithstanding the foregoing, Shareholder approval will not be required for amendments of a "housekeeping" nature (i.e., clerical, typographical or administrative matters).  Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the Exchange, in order for the Corporation to:

(a)	amend the Plan to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed;

(b)	amend the amending provision of the Plan;

(c)	make any amendment to the Plan that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee;

(d)	amend the Plan to make any change to the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation.

Notwithstanding the foregoing, no proposed amendment, modification or termination will alter or impair any previously granted Restricted Shares.

14.	Regulatory Approvals

The Plan and any amendments thereto, including the number of Common Shares reserved for issuance hereunder, shall be subject to the approval of and conditions imposed by the Exchange and any Restricted Shares granted prior to such approval of the Exchange shall be conditional upon such approval being given.  To the extent that any provision of the Plan conflicts with any rules of the Exchange, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

15.	Compliance with Legal Requirements

The Corporation shall not be obliged to issue any Common Shares if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Common Shares under any Restricted Shares as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares issuable under this Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Shares hereunder in accordance with any such requirements.

16.	No Right to Continued Employment or Service Agreement

Nothing in this Plan or in any Restricted Share Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any Corporation Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Restricted Share Award Agreement or to interfere with or limit in any way the right of the Corporation or any Corporation Affiliate to terminate Grantee's employment or service arrangement with the Corporation or any Corporation Affiliate.

17.	Ceasing to be a Corporation Affiliate

All Restricted Shares remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Corporation Affiliate.

18.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

19.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

20.	Effective Date

Subject to the approval of the Shareholders, this Plan shall take effect on the 1st day of July, 2010.

SCHEDULE "A"

PEER GROUP FACTOR

Percentile Rank				Multiplier
Less than	33.333%			0.40
Greater than or = to	33.333%	Less than	37.037%	0.52
Greater than or = to	37.037%	Less than	40.741%	0.64
Greater than or = to	40.741%	Less than	44.444%	0.76
Greater than or = to	44.444%	Less than	48.148%	0.88
Greater than or = to	48.148%	Less than	51.852%	1.00
Greater than or = to	51.852%	Less than	55.556%	1.12
Greater than or = to	55.556%	Less than	59.259%	1.24
Greater than or = to	59.259%	Less than	62.963%	1.36
Greater than or = to	62.963%	Less than	66.667%	1.48
Greater than or = to	66.667%			1.60

SCHEDULE "C"

BLACKLINED RSPIP

ADVANTAGE OIL & GAS LTD.

Amended Restricted Share Performance Incentive Plan

1.	The Plan

A Restricted Share Performance Incentive Plan (the "Plan") pursuant to which restricted common shares ("Restricted Shares") may be granted to Service Providers (as defined herein) of Advantage Oil & Gas Ltd. (the "Corporation") or any of its Corporation Affiliates (as defined herein), is hereby established on the terms and conditions herein set forth.

2.	Purposes

The principal purposes of this Plan are as follows:

(a)	to retain and attract qualified Service Providers that the Corporation and the Corporation Affiliates require;

(b)
to promote a proprietary interest in the Corporation by such Service Providers, and to encourage such individuals to remain in the employ or service of the Corporation and the Corporation Affiliates and put forth maximum efforts for the success of the business of the Corporation;

(c)	to reward and encourage performance of certain Service Providers; and

(d)	to focus Service Providers on operating and financial performance and total long-term Shareholder return.

3.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

~~(a)~~
~~"Base Salaries" means the aggregate amount paid to eligible Service Providers consisting of all base salaries paid to employees (excluding variable compensation), directors' fees paid to directors and fees payable to consultants (excluding variable compensation) for the applicable Return Period multiplied by 365 divided by the number of days in the applicable Return Period;~~

(a)	~~(b)~~ "Board" means the board of directors of the Corporation as it may be constituted from time to time;

(b)	~~(c)~~ "Business Day" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(c)	~~(d)~~ "Change of Control" means:

(i)
the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(ii)
the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(iii)
the closing of a transaction whereby the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv)
the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v)
individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

~~(vi)~~	~~the sale by the Corporation of all or substantially all of its assets;~~

~~provided in respect of each transaction or action set forth in subsections 3(d)(i) to (vi), inclusive, such transaction or action will be deemed not to be a Change of Control if such transaction or action is also a Change of Business Structure;~~

(vi)
~~(e) "Change of Business Structure" means (i)~~the sale or disposition by the Corporation of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders of the Corporation exchange their Common Shares for the securities of ~~another entity~~one or more other entities, whether affiliated with the Corporation or not~~, pursuant to which the Shareholders retain voting securities comprising 50% or more of the outstanding voting securities of the resulting entity; or (ii) such other similar transaction which the Board, in its sole discretion, determines to be a Change of Business Structure for the purposes of the Plan~~;

(d)
~~(f)~~ "Common Share Market Price" of the Common Shares at any date means~~, subject to a circumstance where there is a Return Period in which a Change of Control occurs (the details of which are described below),~~ the weighted average of the trading price per Common Share for such Common Shares for the seven (7) consecutive trading days immediately preceding such date and the seven (7) consecutive trading days from and including such date, on the TSX ~~and the NYSE (with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day)~~ or, if on such date the Common Shares are not listed on the TSX ~~or the NYSE~~, on the principal stock exchanges upon which such Common Shares are listed, or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors.  Notwithstanding the foregoing, ~~in a Return Period where a Change of Control occurs,~~ the Common Share Market Price at the beginning of a Return Period will be equal to the lesser of:

(i)	the Common Share Market Price at the end of the immediately prior Return Period, or

(ii)	the Common Share Market Price at the beginning of the immediately prior Return Period multiplied by 132.5 percent.

(e)	~~(g)~~ "Common Shares" means common shares of the Corporation;

(f)	~~(h)~~ "Corporation" means Advantage Oil & Gas Ltd.;

(g)
~~(i)~~ "Corporation Affiliate" means a corporation, partnership or trust that is affiliated with the Corporation and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of 25% or more of its voting securities in the case of a corporation, is the general or controlling partner in the case of a partnership, or is the trustee in the case of a trust;

(h)	~~(j)~~ "Effective Date" has the meaning ascribed thereto in Section ~~21~~20 hereof;

(i)
~~(k)~~ "Exchange" means~~, together, the TSX and the NYSE, or~~ the TSX, or, if the Common Shares are no-longer listed and posted for trading on the TSX, such other stock exchanges on which the Common Shares are then listed and posted for trading from time to time;

(j)
~~(l)~~ "Fair Market Value" with respect to a Common Share, as at any date means the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Common Shares traded on such Exchange immediately preceding such date ~~(with the Canadian dollar equivalent of trades occurring on the NYSE being determined based on the Noon Buying Rate for each such trading day)~~.  In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(k)
~~(m)~~ "Grant Date" means on or prior to (i) April 15 in respect of the immediately prior Series A Return Period; (ii) July 15 in respect of the immediately prior Series B Return Period; (iii) October 15 in respect of the immediately prior Series C Return Period; and (iv) January 15 in respect of the immediately prior Series D Return Period (or, in each such case, if such date is not a Business Day, the next following Business Day); except, for each Return Period, in the case of a Change of Control ~~or a Change of Business Structure~~, in which case the Grant Date will be ten (10) Business Days prior to the date of the Change of Control ~~or Change of Business Structure, as applicable~~;

(l)	~~(n)~~ "Grantee" has the meaning set forth in Section 5 hereof;

(m)	~~(o)~~ "Issue Date" means, with respect to any Restricted Shares, the date upon which Common Shares awarded thereunder shall be issued to the Grantee of such Restricted Shares;

(n)
~~(p)~~ "Market Capitalization" means an amount equal to the weighted average number of Common Shares outstanding for the Return Period times the Common Share Market Price at the ~~beginning of the Return Period~~end of the immediately preceding Return Period; provided, however, that except in the case of a Change of Control, the Board shall have discretion, where considered appropriate, to exclude from the calculation of the number of Common Shares outstanding from time to time, any or all Common Shares issued after the Effective Date on an equity financing, corporate or asset acquisition or any other treasury issuance of Common Shares in a particular return period;

(o)	~~(q)~~ "Mercer" means Mercer Human Resource Consulting, independent compensation consultants or such other compensation consultants as determined from time to time by the Board;

~~(r)~~	~~"Noon Buying Rate" means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York;~~

~~(s)~~	~~"NYSE" means the New York Stock Exchange;~~

(p)
~~(t)~~ "Participation Factor" means the Service Provider Participation Percentage multiplied by the sum of (i) 0.67 X the Total Return Percentage; and (ii) 0.33 X the Total Return Percentage X the Peer Group Factor for the applicable Return Period as determined by the Board;

(q)	~~(u)~~ "Peer Group" means~~, generally~~ the S&P/TSX Capped Energy Index or a select group of public Canadian oil and gas issuers which shall be determined from time to time by the Board;

(r)	~~(v)~~ "Peer Group Factor" means the multiplier determined based on the Percentile Rank as outlined in Schedule "A" attached hereto and having a minimum multiplier of 0.4 and a maximum multiplier of 1.6;

(s)
~~(w)~~ "Percentile Rank" means, at any time when used to determine the Peer Group Factor applicable to adjust the number of Restricted Shares available for grant for the next applicable Return Period, relative to returns calculated on a similar basis on Common Shares of members of the Peer Group over the previous applicable Return Period;

(t)	"Retiring Service Provider" means a Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation;

(u)	~~(x)~~ "Restricted Share Award Agreement" or "Restricted Share Award" has the meaning set forth in Section 7 hereof;

(v)
~~(y)~~ "Restricted Shares" means an award of Common Shares under this Plan designated as a "Restricted Share" in the Restricted Share Award Agreement pertaining thereto, which Common Shares shall be issued on the Issue Date(s) in accordance with Section 7(b)(i) hereof;

(w)
~~(z)~~ "Return Periods" means the Series A Return Period, Series B Return Period, Series C Return Period and Series D Return Period and "Return Period" means any one or more of such Return Periods, as the context requires;

(x)	~~(aa)~~ "RS Pool" means, subject to Section 6(a), for a given Return Period, the result of the Market Capitalization for the Return Period multiplied by the Participation Factor;

(y)
~~(bb)~~ "Series A Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing April 1 in the applicable year and ending March 31 in the next year, except ~~(i) for the initial stub period ending March 31, 2010, in which case the Series A Return Period shall commence on the Effective Date and end on March 31, 2010; and (ii)~~  in the case of a Series A Return Period in which a Change of Control ~~or Change of Business Structure~~ occurs, in which case the Series A Return Period will commence on April 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control ~~or Change of Business, as applicable~~;

(z)
~~(cc)~~ "Series B Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing July 1 in the applicable year and ending June 30 in the next year, except ~~(i) for the initial stub period ending June 30, 2010, in which case the Series B Return Period shall commence on the Effective Date and end on June 30, 2010; and (ii)~~ in the case of a Series B Return Period in which a Change of Control ~~or Change of Business Structure~~ occurs, in which case the Series B Return Period will commence on July 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control ~~or Change of Business, as applicable~~;

(aa)
~~(dd)~~ "Series C Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing October 1 on the applicable year and ending September 30 in the next year, except ~~(i) for the initial stub period ending September 30, 2009, in which case the Series C Return Period shall commence on the Effective Date and end on September 30, 2009; and (ii)~~  in the case of a Series C Return Period in which a Change of Control ~~or Change of Business Structure~~ occurs, in which case the Series C Return Period will commence on October 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control ~~or Change of Business, as applicable~~;

(bb)
~~(ee)~~ "Series D Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period, commencing January 1 in the applicable year and ending December 31 of that year, except ~~(i) for the initial stub period ended December 31, 2009, in which case the Series D Return Period shall commence on the Effective Date and end on December 31, 2009; and (ii)~~  in the case of a Series D Return Period in which a Change of Control ~~or a Change of Business Structure~~ occurs, in which case the Series D Return Period will commence on January 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control ~~or Change of Business Structure, as applicable~~;

(cc)	~~(ff)~~ "Service Provider" has the meaning set forth in Section 5 hereof;

(dd)	~~(gg)~~ "Service Provider Participation Percentage" means ~~the percentage determined at end of an applicable Return Period equal to:~~2.25%;

(ee)
~~(hh)~~ "Service Provider Representatives" means a committee comprised of a minimum of four executive officers of the Corporation, including the Corporation's Chief Executive Officer and Chief Financial Officer;

(ff)	~~(ii)~~ "Settlement Amount" has the meaning set forth in Section 7(c) hereof;

(gg)	~~(jj)~~ "Shareholder" means a holder of Common Shares.

(hh)
~~(kk)~~ "Total Return Percentage" means the rate of return percentage to a holder of a Common Share for a particular Return Period based on the difference between the Common Share Market Price at the beginning and end of the Return Period plus any dividends or distributions on the Common Shares during the particular Return Period, provided that such rate of return, for the purposes of calculating the RS Pool, cannot exceed 32.5%.  Notwithstanding the foregoing, in a Return Period where a Change of Control occurs, the Total Return Percentage means the rate of return percentage to a holder of Common Shares for a particular Return Period based on the difference between the Common Share Market Price at the beginning and end of the Return Period plus any dividends or distributions on the Common Shares during the particular Return Period; and

(ii)	~~(ll)~~ "TSX" means the Toronto Stock Exchange.

4.	Administration

This Plan shall be administered by the Board.

The Board shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a)	the authority to make grants of Restricted Shares;

(b)	to determine the Fair Market Value of the Common Shares on any date;

(c)	to determine the Service Providers to whom Restricted Shares shall be granted;

(d)	to determine the number of Common Shares to be covered by each Restricted Shares award;

(e)	to prescribe, amend and rescind rules and regulations relating to this Plan in accordance with the terms and conditions of this Plan;

(f)	to interpret this Plan;

(g)	to determine the terms and provisions of Restricted Share Award Agreements (which need not be identical) entered into in connection with grants of Restricted Shares;

(h)	to ~~recommend to the Board the acceleration of~~accelerate the Issue Date for all or any Restricted Shares pursuant to Section 7(b)(ii);

(i)	to make an award of cash to Service Providers to the extent that the 5% Cap (as defined in Section 6(a) hereof) has been reached but absent such 5% Cap, Restricted Shares would have been awarded; and

(j)	to make all other determinations deemed necessary or advisable for the administration of this Plan.

The Board may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Board or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board or such person may have under this Plan.

No Service Provider has any claim or right to be granted Restricted Shares.

5.	Eligibility and Award Determination

Restricted Shares may be granted only to officers, employees, consultants or directors or to any other persons or companies engaged by the Corporation or any Corporation Affiliates to provide services for an initial renewable or extended period of twelve months or more, (collectively, "Service Providers"); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Shares may be granted ("Grantees") and the number of Restricted Shares to be covered by each grant, the Board may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Board, any one or more of the following factors:

(a)	the duties, responsibilities, position and seniority of the Grantee;

(b)	recommendations of management as to the appropriate allocations of Restricted Shares to eligible Grantees;

(c)	the individual contributions and potential contributions of the Grantee to the success of the Corporation; and

(d)	such other factors as the Board shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

6.	Reservation of Common Shares

(a)
Maximum Common Shares Issuable under the Plan - The maximum number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under this Plan shall not exceed 5% of the aggregate number of Common Shares outstanding (the "5% Cap"), subject to adjustment set forth in Section 9 herein, and further subject to applicable rules and regulations of all regulatory authorities to which the Corporation is subject.  This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the Shareholders of the Corporation.

(b)
Reloading of Restricted Shares - In accordance with the permitted "reloading" provisions set forth in TSX Staff Notice 2004-0002, if any Restricted Shares granted under this Plan shall expire, terminate or be cancelled for any reason without the Common Shares issuable thereunder having been issued in full or if any Common Shares are issued pursuant to any Restricted Shares granted under this Plan, any such Common Shares shall be available for the purposes of further Restricted Share grants under this Plan.

(c)
Maximum Restricted Shares Available for Grant - Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under this Plan as set forth in Sections 6(a) and 7(a) hereof, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares ("Surplus Restricted Shares") that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price ten (10) Business Days prior to the date of the Change of Control)~~.  The~~, the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price ~~on the Grant Date~~at the end of the immediately prior Return Period.

(d)
Discretionary Restricted Shares Available for Grant - Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Return Percentage is equal to or less than zero, but the Corporation has a Percentile Rank for the particular Return Period that is in the top 1/3 of the Peer Group, the Board shall have discretion to establish an RS Pool based upon Mercer's P50 category.  Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Return Percentage is equal to or less than zero, but the Corporation has a Percentile Rank for the particular Return Period that is in the middle 1/3 of the Peer Group, the Board shall have discretion to establish an RS Pool based upon Mercer's P25 category.

7.	Terms and Conditions of Grants of Restricted Shares

Each grant of Restricted Shares shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Corporation and the Grantee (a "Restricted Share Award Agreement" or "Restricted Share Award"), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Board or the Board, in its discretion, shall establish):

(a)
Number and Type of Common Shares - The Board shall determine the Restricted Shares to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as a "Restricted Share" in the Restricted Share Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis.  In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares.  For this purpose, "insiders" and "security based compensation arrangements" have the meanings ascribed thereto in Part VI of the Company Manual of the TSX.  The number of Common Shares issuable pursuant to Restricted Shares granted pursuant to this Plan to directors of the Corporation who are not officers or employees of the Corporation or a Corporation Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

(b)	Issue Dates and Adjustment of Restricted Shares

(i)	Restricted Shares - Subject to Sections 7(b)(ii), 7(d) and 12(a) hereunder, the Issue Dates for the issuance of Common Shares in respect of the Restricted Shares shall be as follows:

(A)	as to one-third of the Common Shares awarded pursuant to such Restricted Shares, on the Grant Date;

(B)	as to one-third of the Common Shares awarded pursuant to such Restricted Shares, on the first anniversary of the Grant Date; and

(C)	as to the remaining one-third of the Common Shares cash awarded pursuant to such Restricted Shares, on the second anniversary of the Grant Date;

provided, however, that in the event of any Change of Control (other than a Change of Control as defined in Section 3(c)(vi)) prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Common Shares issued and for all cash paid pursuant to such Restricted Shares that have not yet been issued and/or paid, as the case may be, as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) ten (10) Business Days prior to the date upon which a Change of Control is to occur.  In such event, the Common Shares issued (and any cash paid on such Issue Date) will be held in trust by the Corporation and distributed to the Grantees immediately prior to the Change of Control. In the event of a Change of Control pursuant to section 3(c)(vi) where the consideration received by the Corporation is cash or securities which are to be subsequently distributed to the Corporation’s Shareholders by way of dividend or distribution, the Issue Date for all Common Shares and all cash to be paid to Grantees pursuant to Restricted Shares issuable and all cash payable resulting from the Change of Control shall be that date which is 5 (five) Business Days prior to the record date for such dividend or distribution.

(ii)
Board Discretion to Accelerate the Issue Date or Require Escrow - Notwithstanding any other provision of this Plan, the Board may, in its sole discretion~~: (A)~~ accelerate the Issue Date for all or any Restricted Shares for any Grantee at any time and ~~from time to time; and/or (B) in the case of a Change of Business Structure, require the Grantee to deposit into escrow any securities received or to be received upon exchange of Restricted Shares or Common Shares received by the Grantees under the Plan, on such terms and conditions as are prescribed by the Board~~ from time to time.

(c)
Surrender of Restricted Shares - At any time when the Common Shares are listed and posted for trading on the TSX, a Grantee may request (a "Surrender Request") on any Issue Date pertaining to a Restricted Shares, subject to the consent of the Corporation, that the Corporation pay an amount in cash equal to the aggregate current market value of the Common Shares based on the closing price of the Common Shares on the TSX on the trading day immediately preceding such Issue Date) (the "Settlement Amount") in consideration for the surrender by the Grantee to the Corporation of the right to receive Common Shares under such Restricted Shares. Following delivery of the Surrender Request and the acceptance thereof by the Corporation, the Corporation shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 10 hereof) and made available for pick up by the Grantee or sent by pre-paid mail or delivered to the Grantee. The Corporation and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Common Shares in which case the number of Common Shares that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchange or from the Corporation, as an issuance of treasury Common Shares, or a combination thereof; provided, however, that the aggregate number of Common Shares that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the issued and outstanding Common Shares as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d)
Termination of Relationship as Service Provider - Unless otherwise: (i) provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares; (ii) provided in any written employment agreement governing a Grantee's role as a Service Provider; (iii) determined by the Board, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)
Termination for cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(ii)
Termination not for cause - If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Restricted Share Award Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

(iii)
Voluntary Resignation - If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee's death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Common Shares under a Restricted Share Award Agreement shall not be affected by a change of employment or term of office or appointment within or among the Corporation or a Corporation Affiliate so long as the Grantee continues to be a Service Provider. Notwithstanding the foregoing and subject to the Board’s discretion pursuant to Section 7(b)(ii), any Restricted Shares held by a Retiring Service Provider shall vest in accordance with Section 7(b)(i).

(iv)
Death - If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Restricted Share Award Agreements shall be as of the date of such Grantee's death.

8.	Rights as a Shareholder

Until the Common Shares granted pursuant to any Restricted Shares have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Shares has been made shall not possess any incidence of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive any dividends declared on such Common Shares and the right to exercise voting rights in respect of such Common Shares. Such Grantee shall only be considered a Shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

9.	Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b)	that any rights are granted to Shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(c)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Shares and to any Restricted Share Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10.	Withholding Taxes

When a Grantee or other person becomes entitled to receive Common Shares and/or cash, or any Settlement Amount in respect of any Restricted Share Award Agreement, the Corporation shall have the right to withhold or require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Grantee of cash payment to the Corporation in an amount less than or equal to the total withholding tax obligation; or

(b)
the withholding by the Corporation  from the Common Shares and/or cash otherwise due to the Grantee, the amount of cash or such number of Common Shares having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c)	the withholding by the Corporation from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

11.	Non-Transferability

Subject to Section 7(d)(iv), the right to receive Common Shares and/or cash pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

12.	Undisclosed Material Information and Blackout Periods

(a)
If the Issue Date for Common Shares is scheduled to occur during a Blackout Period applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the Issue Date shall be the date that is two Business Days after the expiry date of the Blackout Period.  This section applies to all Restricted Shares outstanding under this Plan.

(b)
For the purposes of Section 12(a) hereof, "Blackout Period" means the period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation's securities.

13.	Amendment or Discontinuance of the Plan

Following the initial approval/confirmation (the "Ratification") of the Plan by the ~~unitholders of Advantage Energy Income Fund (the "Trust")~~shareholders, the Plan may only be amended, modified or terminated with the approvals of the Exchange, the Service Provider Representatives and the Shareholders by ordinary resolution at a meeting of the Shareholders as may be required pursuant to the policies of the Exchange.  Notwithstanding any other provision herein contained, in the case of a Change of Control, or a proposed Change of Control, the Plan may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the Plan (including, but not limited to any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives.  Prior to the Ratification and subject to ~~TSX~~Exchange consent, the Board may terminate the Plan or make amendments and modifications to the Plan as it determines appropriate.  Notwithstanding the foregoing, Shareholder approval will not be required for amendments of a "housekeeping" nature (i.e., clerical, typographical or administrative matters).  Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the Exchange, in order for the Corporation to:

(a)	amend the Plan to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed;

(b)	amend the amending provision of the Plan;

(c)	make any amendment to the Plan that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee;

(d)	amend the Plan to make any change to the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation.

Notwithstanding the foregoing, no proposed amendment, modification or termination will alter or impair any previously granted Restricted Shares.

~~14.~~	~~Transitional Award~~

~~In recognition of the operational success achieved by the Corporation and to enhance retention of Service Providers, the Board shall make a transitional award (the "Transitional Award") of Restricted Shares to Service Providers in an amount not to exceed $7.25 million divided by the Common Share Market Price on the Effective Date.  Any such Transitional Award must be granted (the "Transitional Award Grant Date") prior to the 90th day following the Effective Date and any Restricted Shares awarded pursuant to the Transitional Award shall vest as to 25% on the Transitional Award Grant Date and a further 25% on each of the first, second and third anniversaries of the Transitional Award Grant Date, as applicable.~~

14.	~~15.~~ Regulatory Approvals

The Plan and any amendments thereto, including the number of Common Shares reserved for issuance hereunder, shall be subject to the approval of and conditions imposed by the Exchange and any Restricted Shares granted prior to such approval of the Exchange shall be conditional upon such approval being given.  To the extent that any provision of the Plan conflicts with any rules of the Exchange, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

15.	~~16.~~ Compliance with Legal Requirements

The Corporation shall not be obliged to issue any Common Shares if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Common Shares under any Restricted Shares as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares issuable under this Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Shares hereunder in accordance with any such requirements.

16.	~~17.~~ No Right to Continued Employment or Service Agreement

Nothing in this Plan or in any Restricted Share Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any Corporation Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Restricted Share Award Agreement or to interfere with or limit in any way the right of the Corporation or any Corporation Affiliate to terminate Grantee's employment or service arrangement with the Corporation or any Corporation Affiliate.

17.	~~18.~~ Ceasing to be a Corporation Affiliate

All Restricted Shares remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Corporation Affiliate.

18.	~~19.~~ Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

19.	~~20.~~ Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

20.	~~21.~~ Effective Date

Subject to the approval of the ~~unitholders of the Trust~~Shareholders, this Plan shall take effect on the ~~effective date of the Plan of Arrangement (the "Effective Date") involving, the Trust, the Corporation and the holders of trust units of the Trust.~~1st day of July, 2010.

SCHEDULE "A"

PEER GROUP FACTOR

Percentile Rank				Multiplier
Less than	33.333%			0.40
Greater than or = to	33.333%	Less than	37.037%	0.52
Greater than or = to	37.037%	Less than	40.741%	0.64
Greater than or = to	40.741%	Less than	44.444%	0.76
Greater than or = to	44.444%	Less than	48.148%	0.88
Greater than or = to	48.148%	Less than	51.852%	1.00
Greater than or = to	51.852%	Less than	55.556%	1.12
Greater than or = to	55.556%	Less than	59.259%	1.24
Greater than or = to	59.259%	Less than	62.963%	1.36
Greater than or = to	62.963%	Less than	66.667%	1.48
Greater than or = to	66.667%			1.60